

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2025

Kuangtao Wang
Chief Executive Officer and Chairman
NFT Limited
Office Q 11th Floor, Kings Wing Plaza 2,
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

> **Re: NFT Limited**
> **Registration Statement on Form F-1**
> **Filed June 23, 2025**
> **File No. 333-288243**

Dear Kuangtao Wang:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

General

1. We note you are registering for resale 9,253,262 shares of Class A ordinary shares. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholder is actually an underwriter selling on your behalf. For guidance, please see Question 612.09 of the Division's Securities Act Rules Compliance & Disclosure Interpretations.

Cover Page

2. We note your disclosure on the cover page that the Trial Measures impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to you and any offerings of your securities. In addition, please disclose how you reached this conclusion regarding the Trial Measures, including whether you are relying on the advice of counsel. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to your registration statement. If you did not rely on the consent of counsel, you should explain how you reached your conclusion regarding whether the Trial Measures apply to you. Finally, please discuss the consequences of non-compliance with the Trial Measures, including potential fines and other impacts.

3. We note your disclosure on the cover page of how cash is transferred through your organization. Please revise to include a cross-reference to the consolidated financial statements. In addition, in your prospectus summary, please describe your written cash management policies and procedures that dictate how funds are transferred (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law).

Risk Factors
Risks Related to Doing Business in Hong Kong, page 24

4. Please revise to remove the the introductory paragraph to this section on page 24. Similarly, please revise your disclosure on apge 35 that "[i]t it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future" to clarify that the legal and operational risks associated with having operations in the PRC apply to having operations in Hong Kong.

Selling Shareholder, page 38

5. Please identify any natural persons who have or share voting and/or dispositive power with respect to the shares owned by the entities listed in your table of selling shareholders.

Plan of Distribution, page 44

6. We note your disclosure that the Selling Shareholders may sell their ordinary shares through purchases by a broker-dealer as principal and resale by the broker-dealer for its account. Please confirm your understanding that the retention by a Selling Shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joan Wu, Esq.